Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada M5X 1A1

May 24, 2022

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, NE.,

Washington, D.C. 20549.

Attention: David Lin, Staff Attorney

Re:	Bank of Montreal – Registration Statement on Form F-3, filed April 20, 2022, as amended (File No. 333-264388)

Ladies and Gentlemen:

Bank of Montreal (the “Registrant”) respectfully requests that the effective date of the above-captioned Registration Statement, as amended by Pre-Effective Amendment No. 1 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 9:00 a.m. on May 26, 2022 or as soon as practicable thereafter. The Registrant expects to file Pre-Effective Amendment No. 1 in the afternoon on May 25, 2022.

In accordance with the requirements of Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant hereby confirms that it is aware of its obligations under the Act.

Because the Registration Statement is filed as a shelf registration statement under Rule 415 under the Act, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been submitted herewith.

Very truly yours,

BANK OF MONTREAL

By	/s/ Stephen Lobo
Stephen Lobo
Treasurer

By	/s/ Tayfun Tuzun
Tayfun Tuzun
Chief Financial Officer

[Signature Page to Form F-3 Acceleration Request]